SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form    20-F  ☒             Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2015	2

Results January – March 2015 Telefónica, S.A. Investor Relations

Results

January – March 2015

Telefónica, S.A. Investor Relations

Disclaimer

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Telefónica, S.A .

1

Q1 15: 1st step of the new profitable growth cycle

1 Delivering on growth

Returning to growth across the board: Revenues (+12.6%), OIBDA (+7.7%), Net Income (+162%), EPS (+164%)

Robust organic top line growth (+3.3% y-o-y) and sustainable improvement in OIBDA (+2.4% y-o-y)

Organic revenue growth ex-VZ accelerated on the back of improved performance in Spain, Brazil and Germany

Strong commercial performance maintained; enhancing commercial propositions with refreshed offers

Building high-quality & value KPIs

Successfully monetising mobile data

Continuous efforts to contain costs; ongoing savings on leaner operating model

Investing further in networks & platforms (CapEx +21.5% y-o-y organic) is the foundation for the above

Building a differential future-proof network: Investments in growth & transformation are 76% of total

2 Deleveraging and strengthening the balance sheet

Net debt/OIBDA 2.13x including O2 UK sale; cost of debt declining to 5.27% (-18 b.p. y-o-y)

Strong FCF (+25.8% y-o-y) despite normal seasonality in Q1

Early signs of benefits from portfolio optimisation/in-market consolidation strategy

Focus on key markets (Spain, Brazil and Germany), with solid and improving performance in Q1

In-market consolidation: the first and boldest mover

Digital+ transaction closed on April 30th; One step further to becoming a Video Company

4 Q1 performance fully consistent with FY guidance

I nves tor Relations

T elefónica, S.A .

2

Key financials

Q1 15

Reported Organic

€ in millions Reported y-o-y y-o-y

Revenues 11,543 12.6% 3.3%

OIBDA 3,618 7.7% 2.4%

OIBDA Margin 31.3%(1.4 p.p.)(0.3 p.p.)

OpCF (ex-spectrum) 2,098(5.0%)(8.3%)

Net income 1,802 2.6x —

EPS 0.38 2.6x —

FCF 363 25.8% —

Net financial debt 45,627 3.8% —

ND/OIBDA (post O2 UK sale) 2.13x — —

Positive impacts from FX & changes in the perimeter

Most Latam currencies added y-o-y

Revenue: +3.2 p.p.; OIBDA

+2.5 p.p.

Consolidation perimeter contributed y -o-y

Revenue: +5.9 p.p.; OIBDA

+3.0 p.p.

2/3 of Revenues from Spain, Brazil and Germany

Spain 25%

32%

Hispam

Germany 16%

24%

Brazil

Investor Relations

Telefónica, S.A . 3

Fully on track to meet 2015 outlook

2015 Guidance Guidance 2015E Q1 15

(Constant FX 2014; ex-UK; ex-VZ; incl. 12M E-Plus and 6M GVT)

Revenues >7% 8.8%

Limited margin erosion

around 1 p.p.

OIBDA margin(1.0 p.p)

(to allow for commercial

flexibility if needed)

CapEx/Sales Around 17% 13.3%

Net Debt/OIBDA (adjusted for O2 UK sale) <2.35x 2.13x

First Tranche:

€0.75/sh. €0.35/sh.

Dividend €0.35/sh. voluntary

scrip Q4 15 Voluntary scrip

€0.40/sh. Cash Q2 16 proposal to the

AGM (12th June)

Share buyback: % share capital cancelled (treasury) 1.5% Proposal to the

AGM (12th June)

Investor Relations

Telefónica, S.A . 4

Strong operating and financial performance

Building a quality platform

A c cesses (M ar- 15 y- o-y organic growth)

x5.1

111%

53%

29%

7%

LTE FTTH Pay TV Smartphones Mobile Contract

Q1 15 Revenue (y-o-y)

Organic

Reported

€11,543m

+3.3%

+12.6%

25% FX

28% Organic (+4.6%

ex-regulation)

47% Perimeter

Q1 15 Profitability (y-o-y organic)

€3,618m

31.3%

+2.4% -0.3pp

OIBDA OIBDA Margin

+7.7%

32% FX

31% Organic (+2.8%

ex-regulation)

36% Perimeter &

Tow ers

Strong increase in value base drives distinctive growth profile

Average Revenue/Access +0.8% y-o-y organic

Accesses +3% y-o-y organic

Lower churn: -0.2 p.p. y-o-y to 2.6%

Accelerating organic growth ex -VZ q-o-q

Sequential improvements in Brazil, Germany and Spain

Transformation of top line

CapEx effort made in recent years

Data monetisation key (data revenues +11.9% y-o-y organic)

Accelerating Digital Services: +33.7% y-o-y; Video +56.6% y-o-y

Continuation of improving trends in diversified OIBDA

Executing on OIBDA growth and stabilising margin (y-o-y

organic)

Synergies from simplification program on track; Synergies from acquisitions to increase throughout the year

Focus on customer lifetime value along with market

investment (OpEx +4.0% y-o-y organic)

Commercial costs (+4.4% y-o-y); Net adds: 12.4m smartphones,

fiber 308k (x2 y-o-y); Pay TV 379k (>x3 y-o-y)

Network & systems costs up 7.4% y-o-y on traffic increase

Investor Relations

Telefónica, S.A . 5

LTE and Prepay data: Main levers for data monetisation

Smartphone penetration

Blended

C ontract

P repay

59% 61%

53%

34% 38%

28%

22% 28%

17%

Mar-14 Dec-14 Mar-15

LTE penetration

LTE

Customers

2.8m 9.8m 14.1m

LTE: 52% of

shipments in Q1 6%

4%

1%

Mar-14 Dec-14 Mar-15

Q1 Mobile data revenue

Q1 14 Q1 15

77% 80%

36% 40%

Mobile Data/MSR Non-SMS/Mobile

Data

Q1 15 Non-SMS data rev:

(+19.1% y-o-y)

Encouraging data dynamics

Accelerating usage growth

Mobile data traffic: +52% y-o-y

Average usage per smartphone +25% y-o-y (512 MB/month)

LTE fostering growth (usage +60% vs 3G)

LTE traffic at 11% of total mobile data traffic (+9 p.p. y-o-y)

Prepay data upside in HispAm (21% prepay smartphone

penetration; +7 p.p. y-o-y)

Additional revenues coming from data

Monetising data beyond the allowance

Contribution of 1 p.p. to Q1 15 y-o-y revenue growth

“Bundle Breakage”: 25% customers; of which ~1/3 buy data snack

New commercial schemes to optimise revenues in Spain, Germany &

Brazil

LTE ARPU uplift: double digit

Investor Relations

Telefónica, S.A . 6

Digital services: a strong start to 2015

+31.8% +56.6%

Cloud: Value-added Video: Key pillar for

service growth

Cloud Storage (Corporates) 41% Pay TV / consumer FBB

Go to Cloud (SMEs) Differential content

Digital+; a game changer

+76.0% Digital

Security Innovation Devices: Opening up

Services Revenues the chain

SmartID (digital ID) €682m in Q1

SealSign (e- signature & Cyanogen investment

bio- authentication)(largest open source

FiLIP (smartwatch) +33.7% developer)

+24.5% +7.3%

M2M: Gaining scale Financial Services:

Steady growth

Global Partner Program in

LatAm Mobile-PoS launch

(>500 partners)(Ecuador)

Organic Revenue

y-o-y growth

Investor Relations

Telefónica, S.A . 7

TGR: Network and IT supporting business transformation

Differential technology for Best Network Experience

UBB Deployments (Mar-15)

Premises passed with fiber

16.1m

(x1.9 y-o-y)

LTE Coverage (%PoP)

65% 28%

LTE sites

~21k

2 carrier LTE-A

FTTH network supports 300MB offer

4G rollouts in new markets

Best Quality Excellent

Networks Operations

Network

All-IP Innovation

Addressing demand more efficiently

Customer Experience: global tool for enhanced self-care & fast diagnosis in call centers

Global platforms (Video, M2M, Cloud): leveraging scale and boosting performance

Trials for Technological excellence

3 carrier LTE-A

“LTE in a box” private netw orks

E2E 4G virtualised netw ork

VoLTEavailable, best-in-class QoS

Proactive migration of DSL customers w ithin fiber areas

IT: Execute business transformation + enable differential digital capabilities

+Customer experience +Efficiency

Progressing on Full Stack projects in Argentina, Chile, Peru & Mexico

Big Data (pilot in Spain)

Online Channel renovation in Spain: sales automation

DC consolidation through “Midrange” projects (Brazil + Spain)

+Simple and agile (y-o-y organic)

Applications -373

Physical Servers(12%)

Data Centers -5

Virtualisation +11p.p.

Investor Relations

Telefónica, S.A . 8

Spain: Enhanced value mix in a better environment

25% of Group revenue

Mobile contract net adds („000)

A c cesses y- o-y

+1.8%

-4.0% 79 Q1 contract portability

loss reduced

-74% y-o-y

(102)

Q1 14 Q1 15

FTTH net adds („000) Fiber 100 in “Fusión”

A c cesses y- o-y P enetration

M ar- 1 4 M ar- 1 5

23%

x2 o/w 58% 16%

100 Mbps

244

108

Q1 14 Q1 15 Fiber 100

Pay TV net adds („000) Pay TV in “Fusión”

A c cesses y- o-y P enetration

M ar- 1 4 M ar- 1 5

50%

x3

255 17%

58

Q1 14 Q1 15 IPTV

Outstanding commercial performance

Access base back to growth: +1% y-o-y; Churn reduction across the board

FTTH base: 1.6 m (x2 y-o-y): 26% of FBB base

Fiber 100 Mb to 1.2m (10€ premium; lower churn vs DSL)

Strengthened Pay TV leadership: 2.1m (x3 y-o-y)

Upselling on differential Quad-Play offer

3.9m “Fusión” customers (+21% y-o-y); 1.4m mobile add-ons

“Fusión” KPIs in the right direction

ARPU virtually stable y-o-y at €69.6 Churn: 0.9% -0.3 p.p. y-o-y

Enhanced offer to increase premium quality

MBB data caps up ~25-36%; Fiber speed to 300 Mb

Spain: first place in FTTH coverage and connections in Europe

Strong investment effort with current regulatory conditions

T. España: 11.5m premises passed

LTE coverage to accelerate; 800 MHz available from April

Investor Relations

Telefónica, S.A . 9

Spain: Another step ahead towards revenue growth

25% of Group revenue

Revenue (y-o-y)

Revenue ex- handset sales Revenue

Q3 14 Q4 14 Q1 15

(3.5%)

(4.9%)(3.8%)

(6.6%)(6.1%)

(8.2%)

+1.7 p.p. +1.1 p.p.

+2.2 p.p. +2.6 p.p.

OIBDA margin

O rganic y- o-y 46.9%

Ex- tower s ales 45.3% 44.5% 43.2%

-2.1 p.p.

Q1 14 Q1 15

Fiber 100 net adds 108 k 1.3x 142 k

TV net adds 58 k 4.4x 255 k

FBB net adds 14 k 3.1x 42 k

Mobile contract net

adds -102 k 79 k

y-o-y

Revenue to continue improving on solid fundamentals

Strong trading in high-end services & churn reduction

Increased value in customer mix (TV & Fiber)

Upselling & tariff update

High penetration of convergence

76% FBB & 59% mobile contract base in “Fusión” (consumer)

Improved market conditions

Handset sales softening y-o-y (Q1:-10.3% ;Q4 14: +14.7%)

Solid profitability despite improved commercial activity

Q1 OIBDA (-8.4% y-o-y organic) affected by:

Higher trading; Pension plan, Higher content costs

Efficiency progress

IT Simplification & distribution channel optimisation

Investor Relations

Telefónica, S.A . 10

Germany: Executing on operations & key integration milestones

16% of Group revenue

Contract net adds („000) LTE driving growth

Ex- 428k c ustomer adjustment in E—Plus in Q 4% Gross Adds with >1GB (O2 consumer contract)

Contract Churn LTE customers (m)

32%

318

141 15% 5.1

1.9% 1.7%

Contract Q4 14 Q1 15 Q1 14 Q1 15

Gross Adds

(y -o-y +4%(10%)

organic)

30% of target synergy run-rate(1) in 2015 on track

Headcount restructuring

1,600 FTEs by 2018 (50% in 2015 from Q2)

Shop reduction

Planned by 1/3rd by year 5

Decommission of 14k mobile sites

Planned by year 5

(1) Run-rate: Approx. €800m run-rate OpCF sy nergies f rom y ear 5 of integration onwards

Focus on data monetisation in a more profitable environment

Mobile base: 42.2m (+2% y-o-y organic)

Stronger focus on customer base development

86% share of LTE-enabled Smartphones sold (O2 Premium) LTE coverage at 68% (62% at Dec-14); 75% target by year-end

Value approach to handset sales from the beginning of the year

VDSL uptake (66k net adds) improving retail fixed base

Synergy target on track (€250m in 2015; more biased to H2)

Staff negotiation process

Agreement with Workers Councils reached in February 2015 full-year goal well-advanced at the end of April

Distribution network consolidation

Drillisch to take 301 shops in H2 15; significant portion of LT target

3G National Roaming agreement from mid-April

Investor Relations

Telefónica, S.A . 11

Germany: Solid financial performance

16% of Group revenue

Revenue (y-o-y organic) Revenue composition

Rev enue MSR MSR Handset Fixed

2.9% 14%

0.0% 15%

1.5%

(0.2%) 71%

Q4 14 Q1 15

OIBDA (y-o-y) OIBDA margin

O rganic ex non- recurrent items O rganic ex non- recurrent items

4.4%

20.5%

18.0%

(24.2%)—5 .7 p.p. +0 .3 p.p.

y- o- y y- o- y

Q4 14 Q1 15 Q4 14 Q1 15

Strong revenue performance driven by data centric strategy

Top line growing sequentially

MSR momentum; favorable customer mix in acquisition & retention o Data revs/MSR: 51% o Non-SMS data revs +7.3% y-o-y (71% of data revs) o SMS volume decline stabilisation Robust handset revenues y-o-y (Q1: +28.8%; Q4 14: +5.4%)

Profitability turnaround

Revenue flow-through

Efficient commercial approach

Customer base retention Value-based handset sales

OpEx synergies to accelerate from H2

OpCF at €187m (+6.4% y-o-y organic ex non-recurrent items)

Investor Relations

Telefónica, S.A . 12

Brazil: Quality growth driving ARPU improvement

24% of Group revenue

Mobile accesses (Mar-15 y-o-y) ARPU (y-o-y)

3.3%

49%

0.4%

16%

(0.2%)

Smartphones Contract Q1 14 Q4 14 Q1 15

Fixed accesses (Mar-15 y-o-y) ARPU

x1.5

132%

82%

Fiber IPTV FBB Fiber

N et adds 54k 16k

Consistent growth in high value segments

Mobile data acceleration leading to y-o-y growth in ARPU

40% Smartphones penetration (+12 p.p. y-o-y); 5% LTE

penetration (+4 p.p. y-o-y)

Data traffic booming (+50% y-o-y) driven by LTE higher

usage on new data propositions

Strengthened leadership in mobile contract

Market share of 41.6% (+1.0 p.p. y-o-y)

Best customer satisfaction on best quality and network

coverage (141 cities covered with LTE)

Focus on most profitable services

FTTH premise s passed almost doubling y-o -y (4.3m at

Mar-15)

429k HH connected

Pay TV accesses : +23% y-o-y

EGM (May 28th) to close GVT transaction

Investor Relations

Telefónica, S.A . 13

Brazil: Strong revenue growth acceleration

24% of Group revenue

Revenue (organic y-o-y)

Fixed Mobile Total

8.4%

4.3%

1.8% 1.9%

0.2%

(0.3%)

(3.1%)

(4.8%)(4.0%)

Q1 14 Q4 14 Q1 15

OIBDA (organic y-o-y)

0.9%

(1.3%)

(3.6%)

Q1 14 Q4 14 Q1 15

Best revenue growth in last 3 years

Strong MSR improvement in Q1 (+4.6 p.p. vs Q4 14)

leveraging data monetisation strategy

Data revenues/MSR: 39% (+7 p.p. y-o-y; +3 p.p. q-o-q); Non-

SMS revenues +42.0% y-o-y

8x higher adoption of data snacks since throttling elimination

Enhanced fixed revenue y-o-y trend; higher contribution from

Pay TV and fiber revenues

Negative impact of regulation (-3.2 p.p. in y-o-y revenue

growth)

Positive y-o-y OIBDA growth

OpEx (+4.9% y-o-y) once again below inflation:

Strong efficiency efforts (personnel and G&A expenses) and MTR reduction

Offset higher subsidies (LTE adoption) and bad debt (more

difficult environment)

OIBDA margin stood at 30.1% (-1.0 p.p. y-o-y)

Investor Relations

Telefónica, S.A . 14

Hispam: Resuming reported & organic growth

32% of Group revenue

Accesses (Mar-15 y-o-y)

35%

16%

6%

4%

Mobile Smartphones FBB Pay TV

Revenue (organic y-o-y)

H is pam H is pam ex-Venezuela

18.2%

14.1%

11.3% 9.7%

10.0% 9.7% 8.9% 7.9%

Q2 14 Q3 14 Q4 14 Q1 15

OIBDA (organic y-o-y)

H is pam H is pam ex-Venezuela

20.1%

17.8%

16.8% 14.7%

15.1% 15.6% 14.5%

11.8%

Q2 14 Q3 14 Q4 14 Q1 15

O I BDA margin ex -VZ

(organic y- o-y) +0.5 p.p. +2.2 p.p. +2.3 p.p. +1.8 p.p.

Commercial momentum across services

3.1m Smartphone net adds (+62% vs. Q1 14)

Limited penetration (29% total; 21% prepay) provides significant upside

Record-high net adds in Pay TV (104k)

Volumes growing strongly y-o-y: Voice (+6%) & data traffic

(+52%)

Margin expansion for 5th consecutive Q (organic y-o-y and ex-VZ)

Positive impact from FX: all currencies but Colombian COP$ contributing positively y-o-y

Combination of access & ARPU growth fueling revenues

Data revenues 1/3 of total Q1 revenues

Non-SMS data +25.1% y-o-y

Margin improvement: y-o-y trend maintained

Main contributors: Mexico (+9.2 p.p.), Argentina (+3.3 p.p.) and Colombia (+3.0 p.p.)

Investor Relations

Telefónica, S.A . 15

Mexico: Operational momentum fostering growth

4% of Group revenue

Accesses (Mar-15 y-o-y) Q1 Traffic (y-o-y)

>2x 77%

28%

17%

Accesses Smartphones Voice Data

Q1 Revenue & OIBDA (y-o-y organic)

+8.6% 69.8%

Ex-Regulation

OIBDA Margin

5.9% 24.5% (+9.2 p.p. y-o-y)

Revenue OIBDA

Strong commercial momentum

Strengthened market positioning boosting y-o-y accesses & traffic growth

Strong gross adds (Q1: 2.7m; +10% y-o-y); 2nd quarterly volume ever despite seasonality Record-high in Smartphones; Q1 net adds 2.0m; New LTE plans fostering adoption (820k accesses at Mar-15)

Larger scale bringing further profitability

Strong revenue growth y-o-y

Steady increase of both accesses & usage (MOU +18%) MTRs reduction dragging MSR growth by 3.2 p.p. in Q1

Increased profitability y-o-y

Strong access growth delivering economies of scale Successful implementation of efficiency plan Asymmetric interconnection tariff

Investor Relations

Telefónica, S.A . 16

Rest of Hispam: Growth across the board

28% of Group revenue

Q1 Revenue (y-o-y)

O rganic Reported

55.5%

30.5%

17.7% 23.4% 25.2%

12.3%

4.1% 5.3% 4.6%

2.6%

Colombia Peru Argentina Chile VZ & CA

ex-reg ex-reg

Q1 OIBDA (y-o-y)

O rganic Reported

46.3%

38.3% 34.7%

10.8%

9.2% 9.3% 10.0% 17.8%

2.2%

-2.2%

Colombia Peru Argentina Chile VZ & CA

ex-reg ex-reg

Q1 OIBDA margin (organic y-o-y)

+3.0 p.p.(2.6 p.p.) +3.3 p.p.(0.8 p.p.)(1.7 p.p.)

Colombia Peru Argentina Chile VZ & CA

Solid start of the year

Colombia:

Strong organic OIBDA growth and margin expansion y-o-y Asymmetric regulation extended until 2017

Peru:

Solid growth in high-value accesses y-o-y: contract mobile +13%; Smartphones +31%; FBB +7%; Pay TV +15% OIBDA y-o-y organic decline impacted by more intense competition

Argentina:

Continued LTE deployment aiming to cover all provincial capitals by year end Strong margin increase on efficiency efforts and rationalisation of commercial costs

Chile:

Focus on quality of service: LTE (67% pop coverage) and FTTH (307k premises passed) Regulatory effects dragging revenues and OIBDA y-o-y (-4.2 p.p. and -4.3 p.p. respectively)

Venezuela & Central America:

4G services launched in Q1 in Venezuela & Panama Strong traffic volumes (voice +10% y-o-y; data +43% y-o-y)

Investor Relations

Telefónica, S.A . 17

UK: Commercial momentum & robust financials

Consolidated as discontinued operation

Mobile contract net adds („000)

Mobile base 24.6m

291(+4% y-o-y)

135 133

Q1 14 Q4 14 Q1 15

CC ontract hurn 1.1% 1.0% 1.0%

Revenues (y-o-y ex “O2 Refresh“1)

Revenue M SR

5.4% 5.8%

2.9% 2.9%

(2.7%)

(6.3%)

Q1 14 Q4 14 Q1 15

OIBDA margin

24.5% 23.6% 24.5%

Q1 14 Q4 14 Q1 15

Q1 15 growth of new perimeter

Q1 14: €24m true-up commissions & €5m restructuring costs

Continued growth of customer base

Fastest growing mobile operator

Total net adds 138k (Q1 14:-73k)

Contract net adds reflect Q1 seasonality o Contract gross adds: +2% y-o-y on popularity on high-end devices o LTE penetration: 22%; 784k LTE net adds Prepay base grew in Q1 for first time in 7 years Continued LTE roll-out (66% outdoor coverage at Mar-15)

Customer loyalty remains at record levels

Highest customer satisfaction

Popular commercial propositions: “Big Bundles”, “O2 Refresh”

Sustained financial performance

Total revenue growth +1.1% y-o-y

Q1 OIBDA +1.1% y-o-y (+6.1% ex non-recurrent items2)

Continued efficiencies with savings in marketing and overheads “O2 Refresh” represents 0.7 p.p. of OIBDA margin

Investor Relations

Telefónica, S.A .

18

Substantial deleverage following O2 UK sale

Net Financial Debt

€ in millions

Net Financial Net Financial

Debt/OIBDA Debt/OIBDA(1) Net Financial

2 .7 4 x 2 ..7 3 x Debt/OIBDA

2.13x

45,087(363) 493 140(456) 461 266 45,627(13,897)

31,730

N et Fin. FC F Dividends & SBB N et financ ial C olombia FX & O thers P re- retirements N et Fin. Debt O 2 U K s ale N et Fin. Debt

Debt & H ybrid c oupon inves tments hybrid c ommitments M ar- 1 5 M ar- 1 5 post

Dec—14 O 2 U K s ale

2,098(1.142)

-10.8%

y-o-y

+25.8%

(906) y-o-y

417 363

143(85)(161)

O pC F FC F FC F

c ontinued Working N et I nterest T ax Dividend to Spec trum dis c ontinued

operations c apital minorities & ac c rued operations

O thers

(1) O I BDA 1 2 month rolling, not c onsidering O 2 U K discontinuation, inc orporating E-Plus O IBDA c orresponding to A pril-

Sep 1 4 and exc luding the non-recurring impact from res tructuring c osts in 2 0 14.

Investor Relations

Telefónica, S.A .

19

Substantial diversified financing reinforcing credit quality

Long-term financing (€10.8Bn YTD)

€ in billions

Other LatAm:0.3 Schuldschein: 0.3

Colombia hybrid: 0.5

Telefónica right issue: 3.0 Undrawn syndicated

credit facilities

T. Brasil minorities: 1.2 renewal: 5.5

Equity Debt

Net debt maturities(Mar-15)

€ in billions

9.0

5.4

2015 & 2016 2017

Average debt life at 6 years

Liquidity position (Mar-15)

€ in billions

16.9

11.2

Undrawn credit

lines &

syndicated

93% LT credit facilities

Cash position

5.7 excluding

Venezuela

Mar-15

Effective interest cost (12 month rolling)

Guidanc e

6%

5.45%

0.12% 5.27%

5%(0.30%)

Mar-14 Lower Higher Mar-15

European Latam

rates leverage

&

Others

18 b.p. reduction in effective interest cost

Investor Relations

Telefónica, S.A . 20

Outstanding support for both capital increases

Initial structure Final structure

Telefónica Public Vivendi Telefónica Public Vivendi

O N : 9 4 .5% O N : 5 .5 % O N : 0 .0%

100% P N : 5 7 .7% P N : 3 1 .0% P N : 1 1 .3%

T: 70.1% T: 22.4% T: 7.5%

O N : 9 2 % O N : 8%

P N : 6 5 % P N : 3 5%

T : 7 4 % T : 2 6%

Telefónica THE BRAZILIAN LEADER

GVT

Brasil T. BRASIL+GVT

Telefónica Right issue

Offering size

€3Bn; issuance of new shares (281.2m)

Subscription price

€10.84: discount to TERP of 18.9%

T. Brasil follow-on offering

Offering size

BRL16.1Bn (~€4.7Bn)

Subscription price

BRL47/share for PN shares (-2.4% discount to last price)

Demand: 3.7x of the shares offered in the rights issue

Discount to TERP significantly lower than other European rights issues in the last 2 years (~10 p.p)

Largest equity transaction in LatAm in the last 4 years

First public registered offering in Brazil in the last 6 months

Market book oversubscribed

Lower discount than precedents

Investor Relations

Telefónica, S.A . 2 1

Conclusion

SOLID START TO 2015; BEGINNING A NEW CYCLE OF PROFITABLE GROWTH

1 Strengthening growth in Revenue, OIBDA & EPS

2 Encouraging demand for LTE, Smartphones, Fiber and Pay TV. Enlarging differentiation

3 Early signs of portfolio optimisation/in market consolidation benefits

4 Sound balance sheet

5 2015 Guidance and 2016 ambition confirmed

Investor Relations

Telefónica, S.A . 22

For further information:

Investor Relations

Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 14th, 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer